EX-1.29 30 exhibit1-29.htm EXHIBIT 1.29

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

October 16, 2017

Item 3.	News Release

A news release issued on October 16, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. announces $6 million private placement.

Full Description of Material Change

Aurora Cannabis Inc. today announced that further to the Company’s previously announced $60 million bought deal financing, as announced and upsized on October 10, 2017 (the “Bought Deal”), the Company has agreed to a one-time special accommodation for the benefit of its underwriters due to very significant demand for the Bought Deal, to proceed with a concurrent, non-commissioned, non- brokered private placement of up to 2,000,000 units of the Company (the “Units”) at a price of $3.00 per Unit (the “Offering”).

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED October 16, 2017.

October 16, 2017	TSX: ACB

Not for dissemination in the United States or through U.S. newswire services

Aurora Cannabis Announces $6 Million Private Placement
Special Underwriters Accommodation due to Significant Demand Bought Deal
No commissions payable

Vancouver, BC – October 16, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora” or the “Issuer”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that further to the Company’s previously announced $60 million bought deal financing, as announced and upsized on October 10, 2017 (the “Bought Deal”), the Company has agreed to a one-time special accommodation for the benefit of its underwriters due to very significant demand for the Bought Deal, to proceed with a concurrent, non- commissioned, non-brokered private placement of up to 2,000,000 units of the Company (the “Units”) at a price of $3.00 per Unit (the “Offering”).

Each Unit, free of any commission to Aurora, will be comprised of one common share of the Company (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant will be exercisable to acquire one common share (a "Warrant Share") for a period of 3 years following the closing date of the Offering at an exercise price of $4.00 per Warrant Share, subject to adjustment in certain events.

If the Offering is subscribed for in full, it will provide Aurora with net proceeds of $6,000,000 due to the special and onetime commission free accommodation reached with its underwriters. The Common Shares and Warrants shall be subject to a 4 month hold period. Closing of the Offering is anticipated to occur at the same time as the closing of the Bought Deal, which is expected on or about November 2, 2017, and is subject to certain conditions, including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", is currently constructing a second 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal's West Island.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

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Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.